EXHIBIT 6.1

                                    AGREEMENT

Kevin Lockhart hereinafter referred to as Lockhart, and Bio-One Corporation, a Nevada Corporation, hereinafter referred to as Bio-One enter into this agreement this 30th day of June 2002.

Whereas Kevin Lockhart has been an officer, director, and principal shareholder of Bio-One Corporation since May 30, 2000.

Whereas the parties have agreed that Lockhart shall cease to serve as an officer, director, and employee of Bio-One Corporation under the terms hereinafter set forth.

Now therefore it is hereby agreed as follows:

         1. Lockhart will resign as an officer, director, and employee of Bio-One Corporation, effective June 30, 2002.

         2. Bio-One Corporation shall cause its own subsidiary, Crown Enterprises, Inc., to transfer to Lockhart the following assets which have a present fair market value of $5,000.00:

                  A. The furniture fixtures and equipment presently in Lockhart's possession consisting of the microscopy equipment. 2 microscopes, 2 computers used in the microscopy business.

                  B. 1 office computer used for the business carried out by Crown Enterprises, Inc., and the network computer utilized by Crown Enterprises, Inc.

                  C. The right to use the name Crown Enterprises. Bio-One agrees to change the name of its wholly owned subsidiary, Crown Enterprises, Inc., to another name not containing the word "Crown," within thirty (30) days after the date of execution of this agreement.

                  D. All of the tangible and intangible property of Crown Enterprises, Inc., utilized in the business formally operated by Crown Enterprises, Inc., and

                  E. All trademarks, copyrights, and intangible assets of Crown Enterprises, Inc., used in the former operation of its business, under the name Crown Enterprises, Crown Institute, Green Pearls, Green Supreme Labs, and American Institute of Nutritional Microscopy.

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                  F. The ownership or right to use the Crown telephone numbers
                  (407) 328-1611, (407) 328-1612 and (800) 427-0968.

         3. Bio-One agrees to pay all bills and accounts payable of Crown Enterprises prior to May 16, 2002, including Vision, Inc.- $4,385.86 plus interest, and Global Nutrition - $16,037.31 plus interest. If Lockhart pays any or all of the amount due to any such creditors, Bio-One Corporation shall reimburse Lockhart within thirty (30) days after notification of said payment.

         4. Lockhart represents that he has previously sold 128,000 shares of Bio-One stock in June 2002, and that he presently owns 3,372,000 shares. Lockhart will retain 1,622,000 shares of the stock presently held by him and shall return the balance of shares owned by him as of June 30, 2002 (1,750,000 shares) to Bio-One. The Legend is to be removed from the stock certificates representing said shares to be retained by Lockhart. The founders' shares being returned to Bio-One (1,750,000) shall be paid for by Bio-One at the price for which they were purchased by Lockhart which is $0.001 per share. Payment to be made within 90 days.

         5. Bio-One agrees to hold Lockhart harmless for any and all liabilities of Bio-One and Crown Enterprises, Inc., and to execute and deliver to Lockhart a general release in the form attached hereto. Lockhart will execute a reciprocal general release to Bio-One for all matters except the obligations required under this agreement.

         6. Bio-One agrees to cause the company's attorneys, Newman, Pollock & Klein, LLP, to issue the appropriate legal opinion necessary to cause the legend to be removed from the stock certificates representing the shares to be retained by Lockhart.


         Dated June 30, 2002
                                                    Bio-One Corporation

         /s/ Kevin Lockhart                         /s/ Armand Dauplaise
         ----------------------                     ----------------------------
         Kevin Lockhart, Individually               Armand Dauplaise, President